
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

February 20, 2013

Via Facsimile
Mr. Benny Harper
Senior Vice President - Finance
Friedman Industries, Inc.
19747 Hwy 59N, Suite 200
Humble, TX 77338

> **Re:** **Friedman Industries, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2012**
> **Filed June 19, 2012**
> **File No. 1-07521**

Dear Mr. Harper:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2012

Annual Report to Shareholders

Financial Statements

Consolidated Statements of Earnings, page 5

1.   It appears you generate some portion of your revenues from processing services. If material, please refer to Rule 5-03(1)(d) of regulation S-X and separately disclose in future filings, your revenues from services.

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page 7

2.   We note elsewhere in your document, that you engage in processing customer-owned steel coils on a fee basis. In future filings, please expand your accounting policy to address the elements of revenue recognition for these activities. If revenues for processing services are not material, please state such in your disclosures.

3.   Please expand your revenue recognition policy in general, to address all elements of revenue recognition found in SAB Topic 13:A.1.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Year Ended March 31, 2012 Compared to Year Ended March 31, 2011, page 15

4.   We note your coil processing facility in Decatur, Alabama has sustained operating losses in every year since its commissioning in August 2008. Your disclosure indicates you expect to continue sustaining operating losses until demand for coil products improves. Please address the following:

- Please tell us whether you have evaluated this facility for possible impairment as of 03/31/2012 and explain to us the results of any such impairment analysis. To the extent you did not evaluate this facility for impairment, please explain why you believe no such analysis was necessary.

- Tell us whether you expect to sustain an additional operating loss for this facility in your fiscal year ended March 31, 2013.

- To the extent you expect to sustain an additional operating loss for this facility in fiscal year 2013 and do not believe the facility is impaired, in future filings, expand your critical accounting policy disclosures to explain and present the key assumptions you are using in your impairment analysis. We would expect your disclosure to include a robust discussion of your key judgments and assumptions as well as a sensitivity analysis of these key assumptions. Please provide us as part of your response, your expected enhanced disclosures to be included in future filings.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief